Filed by Barclays PLC Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-2 under the

Securities Exchange Act of 1934

Subject Companies:

Barclays PLC

(Commission File No. 1-09246)

Barclays Bank PLC

(Commission File No. 1-10257)

ABN AMRO Holding N.V.

(Commission File No. 1-14624)

ABN AMRO Bank N.V.

(Commission File No. 1-14624-05)

Dear Colleague: the Dutch Enterprise Chamber’s ruling

Friday, 04 May 2007

ABN AMRO

Dear Colleague

Those of you who have been following the ABN AMRO situation in the media will have heard or read by now that yesterday afternoon the Dutch Enterprise Chamber (which is the business court in the Netherlands) ruled that ABN AMRO cannot proceed with the sale of its US retail and commercial banking business (LaSalle) to Bank of America without first seeking the consent of its shareholders.

This has led to a great deal of speculation in the press and the stock market - what does this mean for Barclays bid? What will Bank of America do? What will the consortium of banks led by Royal Bank of Scotland do?

I want to give you my thoughts about the situation.

The merger offer that we put to the ABN AMRO Board on 23 April remains unchanged. And as you know, that proposal received the unanimous recommendation of the Directors of ABN AMRO. The reasons we made the offer are as I set out in my Dear Colleague letter on the day of the announcement: merger with ABN AMRO promises growth beyond the stand-alone growth of Barclays. And it fits well with our strategy of seeking higher growth through diversifying our earnings. The merger has, at its heart, the service of customers and clients; and the creation of one of the best banks in the world.

We have had two teams on the road this week talking to shareholders - one led by Bob Diamond and one led by me. We have been seeing owners across the UK and Europe. The strong feeling I have from these meetings is that shareholders understand the industrial logic of what we are proposing. If they are shareholders of Barclays they want to be certain that we have done our maths, and that the merger terms represent good financial sense (and the fact is that we have, and they do!). For ABN AMRO shareholders, our offer represents great value, both for the short and long term. And both sets of shareholders look to us to drive significant incremental growth beyond the growth of the stand-alone organisations over time: we can and we will. That’s why I feel so confident that we are doing the right thing here.

So what will the consortium do? That remains unclear, but they should put up or shut up. I said in an earlier letter to you that the contrast between what Barclays offers and what the consortium may offer is pretty stark: our aim is to build one of the best banks in the world on behalf of customers and clients, colleagues and shareholders. What the consortium offers is the rapid dismemberment of one of the biggest banks in Europe. We speak the language of building. The language of the consortium is not that of construction. It is of deconstruction.

What the ruling of the court has done is to place the final decisions relating to ABN AMRO’s future in the hands of its shareholders. They will decide whether the sale of LaSalle to the Bank of America should go ahead. And they will ultimately decide whether ABN AMRO merges with Barclays or is sold to the consortium.

When I last wrote to you, I asked for your continued patience, warning that this might be a long journey. And it just might be! But I promise to keep you updated on developments and I thank you warmly for your support.

John

John Varley

Group Chief Executive

Future SEC Filings and this Filing: Important Information

In connection with the proposed business combination transaction between Barclays PLC (“Barclays”) and ABN AMRO Holding N.V. (“ABN AMRO”), Barclays expects it will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4, which will constitute a prospectus, as well as a Tender Offer Statement on Schedule TO and other relevant materials. In addition, ABN AMRO expects that it will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 and other relevant materials. Such documents, however, are not currently available. YOU ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of such filings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from Barclays and ABN AMRO, without charge, once they are filed with the SEC.

This filing shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward Looking Statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of Barclays plans and its current goals and expectations relating to its future financial condition and performance and which involve a number of risks and uncertainties. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘aim’, ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the consummation of the business combination between ABN AMRO and Barclays within the expected timeframe and on the expected terms (if at all), the benefits of the business combination transaction involving ABN AMRO and Barclays, including the achievement of synergy targets, ABN AMRO’s and Barclays future financial position, income growth, impairment charges, business strategy, projected costs and estimates of capital expenditure and revenue benefits, projected levels of growth in the banking and financial markets, the combined group’s future financial and operating results, future financial position, projected costs and estimates of capital expenditures, and plans and objectives for future operations of Barclays and the combined group and other statements that are not historical fact. Any forward-looking statements made by or on behalf of Barclays speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the SEC.

Nothing in this announcement is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per ABN AMRO or Barclays share for the current or future financial years, or those of the combined group, will necessarily match or exceed the historical published earnings per ABN AMRO or Barclays share.